FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 of this Form 6-K is incorporated by reference into the registration statement on Form F-3/A of YPF Sociedad Anónima filed with the Securities and Exchange Commission on March 10, 2008 (File No. 333-149313).

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 6, 2008 regarding the payment of a dividend in cash of AR$ 6.35 per share with no class distinction
2	Letter to the Buenos Aires Stock Exchange dated November 6, 2008 regarding the Financial Statements as of September 30, 2008

Item 1

TRANSLATION

Buenos Aires, November 6, 2008

To the
Buenos Aires Stock Exchange

     The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock, Article 23, section 3.

     The Board of Directors meeting held on November 6, 2008, decided to pay a dividend in cash of AR$ 6.35 per share with no class distinction. Such dividend shall be made available to all shareholders on November 13, 2008, or on any subsequent date due to the application of the rules governing the jurisdiction where Company shares are listed. The exchange rate to be used for payment of ADRs and for shareholders domiciled abroad shall be that of the United States dollar in the free exchange market – selling rate – forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

      Sincerely yours,

       YPF S.A.

IGNACIO C. MORAN Market relations officer

Item 2
TRANSLATION

Buenos Aires, November 6, 2008

To the
Buenos Aires Stock Exchange
National Securities Commission of Argentina

Ref.: Financial Statements as of 09/30/2008

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on November 6, 2008, the financial statements for the nine month period ended September 30, 2008. Relevant information to such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.14 = US$ 1)

Net income before income tax	5,386
Income tax	(1,998)
Net income for the nine month period ended September 30, 2008	3,388

Detail of Shareholders’ Equity as of 09/30/2008 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640
Total Shareholders’ contributions		11,854
Legal reserve		2,224
Deferred earnings		(149)
Reserve for future dividends		4,003
Unappropriated retained earnings		4,713
Total Shareholders’ Equity		22,645

(1)  Amounts in accordance with Argentine GAAP

On the other hand, it is important to consider the following highlights during the nine month period ended on September 30, 2008:

•	Investments consolidated in Fixed Assets amounted to Ps 4,631 million, exceeding by 14% those for the same period in 2007.
•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps 12,727 million, exceeding by 42% those for the same period in 2007.

TRANSLATION

Subsection o)-Shares owned by the parent group

As of September 30, 2008 the parent group of the company owned 330,940,230 class D shares, and represented 84.14% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

IGNACIO C. MORAN Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	November 7, 2008	By:	/s/ Ignacio C. Moran
			Name:	Ignacio C. Moran
			Title:	Chief Financial Officer